AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2002

             SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        Mississippi View Holding Company
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   605785-10-4
                                 (CUSIP Number)


                                February 7, 2002
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate  box to designate the rule pursuantto  which this
Schedule is filed:

                  / / Rule 13d-1(b)
                  /x/ Rule 13d-1(c)
                  / / Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 605785-10-41

l        NAME OF REPORTING PERSON

         Investors of America, Limited Partnership

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         43-1521079

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

                  0

6        SHARED VOTING POWER

                  0

7        SOLE DISPOSITIVE POWER

                  0

8        SHARED DISPOSITIVE POWER

                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12       TYPE OF REPORTING PERSON
                  IV,PN

                                  SCHEDULE 13G

CUSIP No. 605785-10-4

1        NAME OF REPORTING PERSON

                  First Securities America, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  43-1185839

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

                  0

6        SHARED VOTING POWER

                  0

7        SOLE DISPOSITIVE POWER

                  0

8        SHARED DISPOSITIVE POWER

                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13G

CUSIP No. 605785-10-4


1        NAME OF REPORTING PERSON

                  James F. Dierberg

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) /X/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

                  0

6        SHARED VOTING POWER

                  0

7        SOLE DISPOSITIVE POWER

                  0

8        SHARED DISPOSITIVE POWER

                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13G

ITEM 1

(a)   Name of Issuer: Mississippi View Holding Company

 (b)  Address of Issuer's Principal Executive Offices:
      35 East Broadway
      Little Falls, Minnesota 56345-3093

ITEM 2

(a) The persons filing this statement (each, a "Reporting Person") are Investors, First Securities America, Inc. and James F. Dierberg.

(b) The principal business office of Investors and James F. Dierberg is 135 N. Meramec, Clayton, Missouri 63105. The principal business office of First Securities America, Inc. is 11 East Lockwood, Webster Groves, Missouri 63119.

(c) Investors is a Nevada limited partnership; corporation; First Securities America, Inc. is a Missouri corporation; and James F. Dierberg is a United States citizen.

(d)  Title of Class of  Securities:  Common  Stock,  par value $.10 per share

(e)  CUSIP Number:  605785-10-4

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)  /  /   Broker or Dealer registered under Section 15 of the Act
         (b)  /  /   Bank as defined in section 3(a)(6) of the Act
         (c)  /  /   Insurance company as defined in Section 3(a)(19) of
                     the Act
         (d)  /  /   Investment company registered under Section 8 of the
                     Investment Company Act of 1940
         (e)  /  /   Investment adviser in accordance with  Rule 13d-1(b)
                     (1)(ii)(E)
         (f)  /  /   An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F)
         (g)  /  /   A parent holding company or control person in accordance
                     with Rule 13d-1(b)(ii)(G)
         (h)  /  /   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act
         (i)  /  /   A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940
         (j)  /  /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4   Ownership

(a)      Amount beneficially owned: 0 shares

(b)      Percent of class: 0.0%

(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote: 0
(ii)     Shared power to vote or direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)     Shared power to dispose of to direct the disposition of: 0

ITEM 5   Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable

ITEM 8   Identification and Classification of Members of the Group

         Not applicable

ITEM 9   Notice of Dissolution of Group

         Not applicable

ITEM 10

         By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

         Exhibit 1 Joint filing Agreement dated February 11, 2002 by and among Investors, First Securities America, Inc. and James F. Dierberg.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:  February 11, 2002


                    Investors of America, Limited Partnership


                           By:   /s/  James F. Dierberg
                                 ---------------------------------------------
                                      James F. Dierberg, President of First
                                      Securities America, Inc., General Partner


                           First Securities America, Inc.


                           By:    /s/ James F. Dierberg
                                  ---------------------------------------------
                                      James F. Dierberg, President


                           By:   /s/  James F. Dierberg
                                 ----------------------------------------------
                                      James F. Dierberg, Individually

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.10 per share of Mississippi View Holding Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         In witness whereof, the undersigned have executed this Agreement as of February 11, 2002.

                        Investors of America, Limited Partnership


                        By: /s/     James F. Dierberg
                            --------------------------------------------------
                                    James F. Dierberg, President of First
                                    Securities America, Inc., General Partner


                        First Securities America, Inc.


                        By: /s/     James F. Dierberg
                            --------------------------------------------------
                                    James F. Dierberg, President



                            /s/     James F. Dierberg
                            --------------------------------------------------
                                    James F. Dierberg, Individually